                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                Amendment No. 13

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              TERRA INDUSTRIES INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                    457729101
                      (CUSIP Number of Class of Securities)


--------------------------------------------------------------------------------
                  B. Keisler                              N. Jordan
           Vice President, General                        Secretary
            Counsel and Secretary                          Minorco
             30 Rockefeller Plaza                 Taurus International S.A.
                  Suite 4212                       Taurus Investments S.A.
              New York, NY 10112                     9 Rue Sainte Zithe
                                                      Luxembourg City,
          Telephone: (212) 332-3633                      Luxembourg
                                                 Telephone:  (352) 404-1101
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                    Persons Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                               September 23, 1996
             (Date of Event which Requires Filing of this Statement)

================================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following: / /

Check the following box if a fee is being paid with this
Statement: / /

CUSIP No.   457729-10-1     (Common)
          -----------------

(1)      Names of Reporting Persons, S.S. or I.R.S.
         Identification Nos. of Above Person

              Minorco (U.S.A.) Inc.
         -----------------------------------------------------------------------
              EIN:  84-1137980
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See
Instructions)

/ /      (a)
             -------------------------------------------------------------------

/ /      (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)
                                            ------------------------------------
--------------------------------------------------------------------------------

(5)      / / Check if Disclosure of Legal Proceedings is Required
             Pursuant to Item 2(e) or 2(f)
                                           -------------------------------------
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization     Colorado
                                              ----------------------------------
--------------------------------------------------------------------------------

(7)      Sole Voting Power     0 Common Shares
                           -----------------------------------------------------
--------------------------------------------------------------------------------

(8)      Shared Voting Power
                             ---------------------------------------------------
--------------------------------------------------------------------------------

(9)      Sole Dispositive Power   0 Common Shares
                                ------------------------------------------------
--------------------------------------------------------------------------------

(10)     Shared Dispositive Power
                                  ----------------------------------------------
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0 Common Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(12)     / / Check if the Aggregate Amount in Row (11) Excludes Certain
             Shares (See Instructions)
                                       -----------------------------------------
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   0%
                                                            --------------------
--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)         CO
                                                     ---------------------------
--------------------------------------------------------------------------------

CUSIP No.     457729-10-1     (Common)
          -------------------

(1)      Names of Reporting Persons, S.S. or I.R.S.
         Identification Nos. of Above Person

                Minorco
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See
Instructions)

/ /      (a)
            --------------------------------------------------------------------

/ /      (b)
            --------------------------------------------------------------------
--------------------------------------------------------------------------------

(3)      SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions) BK
                                           -------------------------------------

--------------------------------------------------------------------------------

(5)      / /      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Item 2(e) or 2(f)
                                               ---------------------------------
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization      Luxembourg
                                             -----------------------------------
--------------------------------------------------------------------------------

(7)      Sole Voting Power   By subsidiaries - 42,560,725 Common
                           -----------------------------------------------------
         Shares
         ------

(8)      Shared Voting Power
                             ---------------------------------------------------
--------------------------------------------------------------------------------

(9)      Sole Dispositive Power By subsidiaries - 42,560,725 Common
                                ------------------------------------------------
         Shares
         ------

(10)     Shared Dispositive Power
                                  ----------------------------------------------
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         42,560,725 Common Shares
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(12)     / /      Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions)
                                                    ----------------------------
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   56.45%
                                                            --------------------
--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        CO
                                                     ---------------------------
--------------------------------------------------------------------------------

CUSIP No.     457729-10-1     (Common)
          -------------------

(1)      Names of Reporting Persons, S.S. or I.R.S.
         Identification Nos. of Above Person

                Taurus International S.A.
         -----------------------------------------------------------------------
--       -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group (See
Instructions)

/ /      (a)
             -------------------------------------------------------------------

/ /      (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)      OO
                                            ------------------------------------
--------------------------------------------------------------------------------

(5)      / /      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Item 2(e) or 2(f)
                                                --------------------------------
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization      Luxembourg
                                              ----------------------------------
--------------------------------------------------------------------------------

(7)      Sole Voting Power 37,160,725 Common Shares directly; 5,400,000
                           -----------------------------------------------------
shares by subsidiary
-----------------------------------------
--------------------------------------------------------------------------------

(8)      Shared Voting Power
                             ---------------------------------------------------
--------------------------------------------------------------------------------

(9)      Sole Dispositive Power   37,160,725 Common Shares directly;
                                ------------------------------------------------
5,400,000 shares by subsidiary
----------------------------------------------------------------------

(10)     Shared Dispositive Power
                                  ----------------------------------------------
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         37,160,725 Common Shares directly
--------------------------------------------------------------------------------
         5,400,000 Common Shares by subsidiary
--------------------------------------------------------------------------------
-----------------------------------------------

(12)     / /      Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions)
                                                    ----------------------------
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   56.45%
                                                            --------------------
--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        CO
                                                     ---------------------------
--------------------------------------------------------------------------------

CUSIP No.     457729-10-1     (Common)
          --------------------

(1)      Names of Reporting Persons, S.S. or I.R.S.
         Identification Nos. of Above Person

                Taurus Investments S.A.
         -----------------------------------------------------------------------

         -----------------------------------------------------------------------


(2)      Check the Appropriate Box if a Member of a Group (See
Instructions)

/ /      (a)
             -------------------------------------------------------------------

/ /      (b)
             -------------------------------------------------------------------
--------------------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------

(4)      Source of Funds (See Instructions)
                                            ------------------------------------
--------------------------------------------------------------------------------

(5)      / /      Check if Disclosure of Legal Proceedings is Required
                  Pursuant to Item 2(e) or 2(f)
                                                --------------------------------
--------------------------------------------------------------------------------

(6)      Citizenship or Place of Organization      Luxembourg
                                              ----------------------------------
--------------------------------------------------------------------------------

(7)      Sole Voting Power 5,400,000 Common Shares
                           -----------------------------------------------------
--------------------------------------------------------------------------------

(8)      Shared Voting Power
                             ---------------------------------------------------
--------------------------------------------------------------------------------

(9)      Sole Dispositive Power   5,400,000 Common Shares
                                ------------------------------------------------
--------------------------------------------------------------------------------

(10)     Shared Dispositive Power
                                  ----------------------------------------------
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

--------------------------------------------------------------------------------
----------------------------------------------

(12)     / /      Check if the Aggregate Amount in Row (11) Excludes
                  Certain Shares (See Instructions)
                                                    ----------------------------
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)   7.16%
                                                            --------------------
--------------------------------------------------------------------------------

(14)     Type of Reporting Person (See Instructions)        CO
                                                     ---------------------------
--------------------------------------------------------------------------------

Item 1.           Security and Issuer

                  This Amendment No. 13 to the Schedule 13D dated August 3, 1983 of Minorco is filed to reflect information required pursuant to Rule 13d-2 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Act"), relating to the common shares, no par value, of Terra Industries Inc. ("Terra"), a Maryland corporation, Terra Centre, 600 Fourth Street, Sioux City, Iowa 51101.

Item 2.           Identity and Background

                  Item 2 is hereby amended by the deletion of Paragraph 1 and the insertion of the following paragraph:

                  "This statement is being filed on behalf of Minorco, a company incorporated under the laws of Luxembourg ("Minorco"), Minorco (U.S.A.) Inc. ("Minorco USA"), a Colorado corporation, Taurus International S.A. ("Taurus International"), a company organized under the laws of Luxembourg, and Taurus Investments S.A. ("Taurus"), a company organized under the laws of Luxembourg, the latter three of which are subsidiaries of Minorco, with respect to the common shares, no par value, of Terra which are beneficially owned by Minorco, Taurus International and Taurus. Minorco's Taurus International's and Taurus' principal office address is 9 rue Sainte Zithe, Luxembourg City, Grand Duchy of Luxembourg. Minorco USA's principal office address is 30 Rockefeller Plaza, Suite 4212, New York, NY 10112.

                  Item 2 is further amended by the deletion of Paragraphs 5, 6, 9, 11, 12 and 13 and the insertion of the following paragraphs:

                  "The capital stock of Minorco is owned in part as follows: approximately 45.6%, directly or through subsidiaries, by Anglo American Corporation of South Africa Limited ("AAC" or "Anglo American") which is a publicly held mining and finance company and approximately 22.5%, directly or through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company. Approximately 38.4% of the capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly held diamond mining and investment company. Approximately 29.4% of the capital stock of Centenary and approximately 32.5% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American. De Beers owns approximately 9.5% of Centenary. The address of the principal business and principal office of AAC is 44 Main Street, Johannesburg, South Africa. The address of the principal business and principal office of Centenary is Langensandstrasse, CH 6000, Lucerne, Switzerland. The address of the principal business and principal office of De Beers is 36 Stockdale Street, Kimberley 8301, South Africa."

                  "Mr. Nicholas F. Oppenheimer, Deputy Chairman and a director of Anglo American, Centenary and De Beers and a director of Minorco, and Mr. Henry R. Slack, a director of Terra and Minorco
U.S.A., Chief Executive, President and a director of Minorco and a director of Anglo American, have indirect partial interests in approximately 7% of the outstanding shares of Minorco and approximately 8% of the outstanding shares of Anglo American. Also, Messrs. Basil T.A. Hone and Reuben F. Richards beneficially own respectively 3,350 and 1,000 Minorco Ordinary Shares, and Mr. Hone beneficially owns 1,000 Anglo American Ordinary Shares, each constituting less than one percent of the outstanding shares of the respective issuers."

                  "The names of the directors and executive officers of Minorco USA, Minorco, Taurus International, Taurus, AAC, De Beers and Centenary are set forth in Annex A."

                  "The citizenship, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of each of Minorco USA, Minorco, Taurus International, Taurus, AAC, De Beers and Centenary are set forth in Annex A."

                  "During the last five years, neither (1) any of Minorco USA, Minorco, Taurus International, Taurus, AAC, De Beers or Centenary nor (2) to the best knowledge of Minorco USA, Minorco, Taurus International or Taurus, any of the directors or executive officers of Minorco USA, Minorco, Taurus, Taurus International, AAC, De Beers or Centenary has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)."

                  "During the last five years, neither (1) any of Minorco USA, Minorco, Taurus International, Taurus, AAC, De Beers or Centenary nor (2) to the best knowledge of Minorco USA, Minorco, Taurus International or Taurus, any of the directors or executive officers of Minorco USA, Minorco, Taurus, Taurus International, AAC, De Beers or Centenary was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws."

Item 3.           Source and Amount of Funds or Other Consideration

                  Item 3 is hereby amended by the addition of the following paragraph:

                  "The source of funds used by Minorco for the acquisition of Terra Common Shares from Minorco (U.S.A.) was bank financing. The source of funds used by Taurus International for the acquisition of Terra shares from Minorco was a participation certificate issued to Minorco by Taurus International."

Item 4.           Purpose of Transaction

                  Item 4 is amended by the addition of the following paragraphs:

                  "As part of an internal reorganization of Minorco's holdings of Terra common shares, Minorco (U.S.A.) Inc. sold 37,160,725 Terra common shares to Minorco at a price of $14.00 per share, for total consideration of $520,250,150 and Minorco transferred 37,160,725 Terra common shares to Taurus International in exchange for the issuance by Taurus International of non-interest bearing Participation Certificates having an aggregate face value in Luxembourg Francs in the equivalent of US$520,250,150 converted at the closing exchange rate quoted by Banque Generale du Luxembourg in respect of Friday, September 20, 1996."

Item 5.           Interest in Securities of the Issuer

                  Item 5 is hereby amended in its entirety to read as follows:

                  (a) Except as referred to in Item 2 hereof and as set forth below, neither Minorco USA, Minorco, Taurus International, Taurus, AAC, De Beers nor Centenary, nor, to the best of Minorco USA, Minorco's or Taurus' knowledge, any of the executive officers or directors of Minorco USA, Minorco, Taurus International, Taurus, AAC, De Beers or Centenary, owns beneficially, or has any right to acquire, directly or indirectly, any of the common shares of Terra.

Name of Person                    Title of Class               Number of Shares
--------------                    --------------               ----------------
Edward G. Beimfohr                    Common                        5,000*
John J. Ellis                         Common                        3,781*
David E. Fisher                       Common                          250*
Ben L. Keisler                        Common                        4,976*
Anthony W. Lea                        Common                          250*
William R. Loomis                     Common                       25,000*
R. F. Richards                        Common                      166,000* (1)
H. R. Slack                           Common                          250*

-----------------
(1) Excludes 280,000 Terra Common Shares issuable upon the exercise of stock options.

*        Represents less than 1% of the outstanding common stock.

         As of the date hereof, Minorco, Taurus International and Taurus are deemed to beneficially own 42,560,725 shares of Terra Common Stock or 56.45% of the total number of outstanding shares of common stock of Terra as reported to Minorco, Taurus International and Taurus by Terra.

                  (b) Taurus has sole voting and dispositive power with respect to 5,400,000 Terra Common Shares or 7.16%. Taurus International by itself and through its subsidiary Taurus, has sole voting and dispositive power with respect to 42,560,725 Terra Common Shares or 56.45%. Minorco, through its subsidiaries Taurus International and Taurus has sole voting and dispositive power with respect to 42,560,725 Terra Common Shares or 56.45% of the outstanding shares. Messrs. Beimfohr, Ellis, Fisher, Keisler, Lea, Richards, and Slack each have sole voting and dispositive power with respect to the shares held by them, except with respect to 280,000 Terra Common Shares which Mr. Richards has the right to acquire pursuant to the option agreements described in Item 6 but which have not been so acquired by Mr. Richards.

                  (c)      Not applicable

                  (d)      Not applicable.

                  (e) On September 23, 1996, Minorco (U.S.A.) Inc. ceased to be the owner of more than 5% of the Terra common shares.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended by the deletion of Paragraph 1 and the insertion of the following paragraph:

                  "Except as stated below, neither Minorco USA, Minorco, Taurus, AAC, De Beers or Centenary nor any of their officers and directors has any contract or arrangement with respect to any Terra Common Shares."

                  "Minorco (U.S.A.) entered into a Stock Purchase Agreement, dated September 23, 1996, with Minorco, providing for the sale of 37,160,725 Terra Common Shares at a price equal to $14.00 per share. As of September 20, 1996, Minorco entered into an Agreement with Taurus International providing for the transfer of 37,160,725 Terra common shares to Taurus International in exchange for the issuance by Taurus International of non-interest bearing Participation Certificates having an aggregate face value in Luxembourg Francs in the equivalent of US$520,250,150 converted at the closing exchange rate quoted by Banque Generale du Luxembourg in respect of Friday, September 20, 1996."


Item 7.           Material to be Filed as Exhibits

Exhibit I Stock Purchase Agreement dated September 23, 1996 between Minorco (U.S.A.) Inc. and Minorco S.A.

Exhibit J                  Agreement dated September 20, 1996 between Minorco
                           and Taurus International S.A.

Exhibit K                  Agreement Re Joint Filing of Schedule 13D

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                 MINORCO (U.S.A.) INC.

                                                 By:  s/Ben L. Keisler
                                                    -------------------------
                                                    Ben L. Keisler
                                                    Vice President, Secretary
                                                    and General Counsel


September 26, 1996

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                                 MINORCO



                                                 By:  s/N. Jordan
                                                     ---------------------
                                                     N. Jordan
                                                     Secretary




September 26, 1996

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                                 TAURUS INVESTMENTS S.A.



                                                 By:  s/N. Jordan
                                                     ---------------------
                                                     N. Jordan
                                                     Secretary




September 26, 1996

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                                 TAURUS INTERNATIONAL S.A.



                                                 By:  s/N. Jordan
                                                     ---------------------
                                                     N. Jordan
                                                     Secretary




September 26, 1996

 Annex A

I. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco USA.

 The following list sets forth the names of certain Directors and Executive Officers of Minorco USA and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

 Name:                            Edward G. Beimfohr (Director)
 Citizenship:                     United States of America
 Business Address:                320 Park Avenue
                                  New York, New York 10022-6815
 Principal Occupation:            Partner, Lane & Mittendorf (Law firm)

 Name:                            David E. Fisher (Director)
 Citizenship:                     British
 Business Address:                9 rue Sainte Zithe
                                  L-2763 Luxembourg City
                                  Luxembourg
 Principal Occupation:            Finance Director, Minorco

 Name:                            J. J. Ellis (Director and Vice President)
 Citizenship:                     Canada
 Business Address:                1053 Idaho Street
                                  Elko, Nevada 89801
 Principal Occupation:            Chairman and Chief Executive Officer,
                                  Independence Mining Company Inc. (Gold mining)

 Name:                            B. L. Keisler (Director, Vice President,
 General Counsel and              Secretary)
 Citizenship:                     United States of America
 Business Address:                30 Rockefeller Plaza, Suite 4212
                                  New York, New York 10112
 Principal Occupation:            Director, Vice President, General Counsel and
                                  Secretary,
                                  Minorco USA

 Name:                            Anthony W. Lea (Director)
 Citizenship:                     South African
 Business Address:                40 Holborn Viaduct
                                  London, England EC1N 2PQ
 Principal Occupation:            Executive Director, Minorco

 Name:                            William R. Loomis (Chairman, President and
                                  Chief Executive Officer)
 Citizenship:                     United States of America
 Business Address:                30 Rockefeller Plaza
                                  New York, New York 10020
 Principal Occupation:            Managing Director, Lazard Freres & Co. LLC

 Name:                            Henry R. Slack (Director)
 Citizenship:                     United States of America
 Business Address:                40 Holborn Viaduct
                                  London, England EC1N 2PQ

 Principal Occupation:            President and Chief Executive, Minorco


 Name:                            M. B. Smith (Treasurer and Group Controller)
 Citizenship:                     United States of America
 Business Address:                30 Rockefeller Plaza, Suite 4212
                                  New York, New York 10112
 Principal Occupation:            Treasurer and Group Controller, Minorco USA

 Name:                            G. J. Leinsdorf (Vice President)
 Citizenship:                     United States of America
 Business Address:                250 Park Avenue, 19th Floor
                                  New York, New York 10177
 Principal Occupation:            Director and President, Minorco (U.S.A.)
                                  Marketing Corporation
                                  (Metal sales), Vice President, Marketing,
                                  Minorco USA

II. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

E. G. BEIMFOHR                    (Director)                         SECTION I
D. E. FISHER                      (Finance Director)                 SECTION I
A. W. LEA                         (Executive Director)               SECTION I
W. R. LOOMIS                      (Executive Director)               SECTION I
H. R SLACK                        (Director, President and
                                  Chief Executive Officer)           SECTION I


Name:                             J. Ogilvie Thompson (Director and Chairman)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Chairman, Minorco, De Beers Consolidated Mines Limited ("De
                                  Beers"), De Beers Centenary AG ("Centenary"), Executive
                                  Director and Chairman, Anglo American Corporation of South
                                  Africa Limited ("AAC") , Director, Anglo American Gold
Investment                        Company Limited ("Amgold") (gold investment company)

Name:                             J. R. de Aragao Bozano (Director)
Citizenship:                      Brazilian
Business Address:                 Banco Bozano Simonsen S. A., 138
                                  Avenida Rio Branco, Rio de Janeiro, Brazil
Principal Occupation:             Chairman of the Board, Banco Bozano Simonsen de
                                  Investimento S. A. (Merchant bank) and Chairman of the Board,
                                  Cia. Bozano Simonsen Comercio e Industria S. A. (Commercial
                                  Bank)

Name:                             P. C. D. Burnell (Director)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England EC1N 2PQ
Principal Occupation:             Executive Director, Minorco

Name:                             C. A. Crocker (Director)
Citizenship:                      United States of America
Business Address:                 Georgetown University
                                  School of Foreign Service
                                  Intercultural Centre
                                  Room 813
                                  Washington D.C. 20057
Principal Occupation:             Research Professor of Diplomacy

Name:                             Viscount Etienne Davignon (Director)


Citizenship:                      Belgian
Business Address:                 30 Rue Royale, B-1000
                                  Brussels, Belgium
Principal Occupation:             Chairman, Societe Generale de Belgique (Bank)

Name:                             E. P. Gush (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Executive Director and Deputy Chairman, AAC, Director, De
                                    Beers and Centenary

Name:                             M. W. King (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg,  2001
                                  Republic of South Africa
Principal Occupation:             Executive Director and Finance Division Head, AAC

Name:                             J. E. Oppenheimer (Director)
Citizenship:                      German & Brazilian
Business Address:                 Av Pedro de Valdivia 295
                                  Santiago, Chile
Principal Occupation:             Director and Executive Vice President and Director of Empresa
                                  Minera de Mantos Blancos S.A. (Producer of copper & silver)

Name:                             N. F. Oppenheimer (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001
                                  Republic of South Africa
Principal Occupation:             Director and Deputy Chairman, De Beers, Centenary, Deputy
                                  Chairman and Executive Director, AAC, Chairman, Amgold

Name:                             G. W. H. Rellv (Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Executive Director, AAC; Director, De Beers & Centenary

Name:                             R. F. Richards (Director)
Citizenship:                      United States of America
Business Address:                 250 Park Avenue
                                  New York, NY 10177
                                  U.S.A.
Principal Occupation:             Retired

Name:                             C. E. Ritchie (Director)
Citizenship:                      Canadian
Business Address:                 44 King Street West
                                  Toronto, Ontario M5H 1E2
Principal Occupation:             Corporate Director, Bank of Nova Scotia (Commercial bank)


Name:                             H-J. Schreiber (Director)
Citizenship:                      German
Business Address:                 Bestor Investers Ltd.
                                  10, Collyer Quay
                                  11-01, Ocean Bldg.
                                  Singapore 0104
Principal Occupation:             Chairman, Bestor Investers Pte. Ltd. (Consulting firm)

Name:                             O. R. Smith (Director)
Citizenship:                      United States of America
Business Address:                 101 Wood Avenue
                                  Iselin, New Jersey 08830-0770, U.S.A.
Principal Occupation:             Chairman and Chief Executive Officer of Engelhard Corporation

Name:                             T C. A. Wadeson (Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
                                  Principal Occupation:
                                  Group Technical Director, AAC

Name:                             P. S. Wilmot-Sitwell (Director)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England EC 1C1N 2PQ
Principal Occupation:             Chairman, Mercury World Mining Trust

Name:                             G. S. Young (Executive Director)
Citizenship:                      South African
Business Address:                 Praca de Republica, 497-8 andar,
                                  01045 - San Paulo - SP, Brazil
Principal Occupation:             Executive Director, Minorco

Name:                             N. Jordan (Secretary)
Citizenship:                      British
Business Address:                 9 rue Sainte Zithe
                                  L-2763 Luxembourg City, Luxembourg
Principal Occupation:             Secretary, Minorco

Name:                             R.A. Aston (Controller)
Citizenship:                      British
Business Address:                 9 rue Sainte Zithe
                                  L-2763 Luxembourg City, Luxembourg
Principal Occupation:             Controller, Minorco

Name:                             A. R. Attwood (Treasurer)
Citizenship:                      British
Business Address:                 9 rue Sainte Zithe
                                  L-2763 Luxembourg City, Luxembourg


                                  Principal Occupation:
                                  Treasurer, Minorco

Name:                             D. A. Turner (Vice President, Financial Planning)
Citizenship:                      British
Business Address:                 9 Rue Sainte Zithe
                                  L-2763 Luxembourg City, Luxembourg
Principal Occupation:             Vice President, Financial Planning, Minorco

Name:                             M. J. Gordon (Senior Vice President, Corporate Finance)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England EC1N 2PQ
Principal Occupation:             Senior Vice President, Corporate Finance, Minorco

Name:                             R. S. Robertson (Senior Vice President)
Citizenship:                      British
Business Address:                 40 Holborn Viaduct
                                  London, England EC1N 2PQ
Principal Occupation:             Senior Vice President, Minorco and Alternate Director AAC

III. The following table sets forth certain information concerning each of the Directors and Officers of Taurus.

The following list sets forth the names of certain Directors and Officers of Taurus and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D.E. FISHER                  (Director)                             SECTION I
N. JORDAN                    (Director and Secretary)               SECTION II
D.A. TURNER                  (Director)                             SECTION II

IV. The following table sets forth certain information concerning each of the Directors and Officers of Taurus International.

The following list sets forth the names of certain Directors and Officers of International and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

D. E. FISHER                 (Director)                             SECTION I
A. W. LEA                    (Director)                             SECTION I
N. JORDAN                    (Director and Secretary)               SECTION II
D. A. TURNER                 (Director)                             SECTION II

V. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

The following list sets forth the names of certain Executive Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P. C. D. BURNELL             (Director)                             SECTION II
E. P. GUSH                   (Executive Director and
                             Deputy Chairman)                       SECTION II
M. W. KING                   (Executive Director)                   SECTION II
A. W. LEA                    (Director)                             SECTION I
N. F. OPPENHEIMER            (Deputy Chairman and
                             Executive Director)                    SECTION II
G. W. H. RELLY               (Executive Director)                   SECTION II
R S. ROBERTSON               (Alternate Director)                   SECTION II
H. R. SLACK                  (Director)                             SECTION I
J. OGILVIE THOMPSON          (Chairman and Executive
                             Director)                              SECTION II
T. C. A. WADESON             (Group Technical Director)             SECTION II
G. S. YOUNG                  (Executive Director)                   SECTION II


Name:                             B. Ainsley (Alternate Director)
Citizenship:                      British
Business Address                  44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Manager - Operations, Diamond Services
                                  Division, AAC

Name:                             P. M. Baum (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Secretary to Executive Committee,
                                  AAC

Name:                             W. G. Boustred (Executive Director and Deputy Chairman)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Executive Director and Deputy Chairman, AAC, Director and
                                  Chairman, Anglo American Industrial Corporation Limited
                                  (Industrial holding company) ("Amic") and Director Anglo
                                  American Coal Corporation Limited (Coal mining, treatment
                                  and marketing company) ("Amcoal")

Name:                             L. Boyd (Executive Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,

                                  Republic of South Africa
Principal Occupation:             Executive Director and Deputy Chairman, AAC and Director
                                  and Chairman, Amic

Name:                             H. M. Brown (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Consulting Engineer, AAC

Name:                             A. H. Calver (Alternate Director and Deputy Technical
                                  Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Deputy Technical Director, Engineering

Name:                             J. W. Campbell (Executive Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Managing Director, De Beers
                                  Industrial Diamond Division (Pty) Limited (Diamond trading company), Director and Deputy Chairman, Amcoal

Name:                             G. A. Chalmers (Group Accountant)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Group Accountant, AAC

Name:                             T. N. Chapman (Director)
Citizenship:                      South African
Business Address:                 Great Westerford, Rondebosch, 7700,
                                  Republic of South Africa
Principal Occupation:             Director, Chief Executive and Chairman of The Southern Life
                                  Association Limited (Life insurance company)

Name:                             R. M. Crawford (Alternate Director and Manager)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Manager, Diamond Services Division,
                                  AAC and Director of De Beers Consolidated Mines Limited
                                  ("De Beers") and De Beers Centenary AG ("Centenary")

Name:                             A. D. Deuchar (Executive Director and Deputy Technical
                                  Director - Metallurgy)
Citizenship:                      Australian
Business Address:                 44 Main Street, Johannesburg, 2001,

                                            Republic of South Africa
Principal Occupation:                       Executive Director and Deputy Technical Director
                                            Metallurgy, AAC

Name:                                       J. F. Drysdale (Alternate Director and Manager)
Citizenship:                                British
Business Address:                           44 Main Street, Johannesburg, 2001,
                                            Republic of South Africa
Principal Occupation:                       Alternate Director

Name:                                       R. Edwards (Alternate Director)
Citizenship:                                British
Business Address:                           44 Main Street, Johannesburg, 2001,
                                            Republic of South Africa
Principal Occupation:                       Alternate Director and Manager - Geology, Diamond Services
                                            Division, AAC

Name:                                       C. T. Elphick (Director)
Citizenship:                                South African
Business Address:                           44 Main Street, Johannesburg, 2001,
                                            Republic of South Africa
Principal Occupation:                       Director, AAC and Director, E. Oppenheimer & Son (Pty) Ltd
                                            (Investment holding company)

Name:                                       D. M. L. Farrv (Assistant Secretary)
Citizenship:                                South African
Business Address:                           44 Main Street, Johannesburg, 2001,
                                            Republic of South Africa
Principal Occupation:                       Assistant Secretary, AAC

Name:                                       R. M. Godsell (Executive Director)
Citizenship:                                South African
Business Address:                           44 Main Street, Johannesburg, 2001,
                                            Republic of South Africa
Principal Occupation:                       Executive Director, AAC, Chairman and Chief
                                            Executive, Gold and Uranium Division AAC and Director,
                                            Amgold

Name:                                       R. A. A. Gower (Alternate Director)
Citizenship:                                South African
Business Address:                           CDM Centre, 10 Bulow Street
                                            Windhoek, 9000 Namibia
Principal Occupation:                       Alternate Director, AAC

Name:                                       R. A. Hambro (Alternate Director)
Citizenship:                                British
Business Address:                           J O Hambro & Company, Ltd.
                                            30 Queen Anne's Gate
                                            London SW1H 9AL, England
Principal Occupation:                       Investment Bankers Director, J O Hambro & Company,

                                  Limited (Investment banking firm)

Name:                             R. N. Hambro (Director)
Citizenship:                      British
Business Address:                 J O Hambro & Company, Ltd.
                                  30 Queen Anne's Gate
                                  London SW1H 9AL, England
Principal Occupation:             Investment Bankers Director, J O Hambro & Company,
                                  Limited (Investment banking firm)

Name:                             J. B. Hawthorne (Alternate Director and Deputy Technical
                                  Director, Geology)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Deputy Technical Director - Geology, AAC

Name:                             M. J. Henrey (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Director of E. Oppenheimer and Son (Pty) Limited (Investment
                                  holding firm)

Name:                             G. M. Holford (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Finance Manager, Financial Management and Consulting
                                  Services, AAC

Name:                             J. A . Holmes (Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Director, AAC

Name:                             K. M. Hosking (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Managing Director, Anglo American Farms Limited (Farming
                                  company).

Name:                             J. C. L. Keswick (Director)
Citizenship:                      United Kingdom
Business Address:                 41 Tower Hill
                                  London EC3N 4HA, England
Principal Occupation:             Director and Chairman Hambros Bank Limited, Director De
                                  Beers Consolidated, Director, De Beers and Centenary

Name:                             N. J. Keys (Alternate Director)
Citizenship:                      Australian
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Projects Director, New Mining Business Division, AAC

Name:                             R. P. Lander (Executive Director)
Citizenship:                      Zimbabwean
Business Address:                 70 Samora Machel Avenue
                                  Harare C.4, Zimbabwe
Principal Occupation:             Chief Executive, Anglo American Corporation Services
                                  Limited (Finance, investment and administration company)

Name:                             G. G. L. Leissner (Alternate Director)
Citizenship:                      South African
Business Address:                 First Floor, 11 Diagonal Street,
                                  Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Managing Director, Anglo American Property Services
                                  (Proprietary) Limited (Property development and
                                  administration company); Director and Chairman of Anglo
                                  American Properties Limited (Property investment company)

Name:                             C. L. Maltby (Secretary)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Secretary, AAC

Name:                             N. Mayer (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Managing Director, Gold and Uranium Division, AAC

Name:                             R.G. Mills (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Deputy Technical Director - Mining, AAC

Name:                             M. C. O'Dowd (Executive Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Executive Director, AAC and Chairman of the Chairman's
                                  Fund, (Community development and education organization)

Name:                             A. E. Oppenheimer (Director)
Citizenship:                      British

Business Address:                 17 Charterhouse Street
                                  London EC 1N 6RA, England
Principal Occupation:             Director and Deputy Chairman, The Diamond Trading
                                  Company (Pty) Limited (Diamond trading company), Director,
                                  De Beers and Centenary

Name:                             G. R Pardoe (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Financial Director, Anglo American
                                  Industrial Corporation Limited ("AMIC") (industrial holding company)

Name:                             G. M. Ralfe (Director)
Citizenship:                      South African
Business Address:                 17 Charterhouse Street
                                  London EC 1N 6RA England
Principal Occupation:             Director, The Diamond Trading Co. (Pty) Limited (Diamond
                                  trading company); Director, De Beers and Centenary

Name:                             D. Rankin (Executive Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Chairman, Amcoal

Name:                             C. J. Saunders (Director)
Citizenship:                      South African
Business Address:                 The Tongaat-Hulett Group Ltd., Main Avenue, Maidstone,
                                  4380, Republic of South Africa
Principal Occupation:             Executive Chairman, The Tongaat-Hulett Group Limited
                                  (Industrial processing company), Director, Amic

Name:                             M. W. Spicer (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Public Affairs Consultant, AAC

Name:                             C. L. Sunter (Executive Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Chairman, Corporate Affairs, AAC and Director,
                                  Amgold

Name:                             A. J. Trahar (Executive Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,

                                  Republic of South Africa
Principal Occupation:             Director and Deputy Chairman, Amic; Executive Chairman,
                                  Mondi Limited (Paper manufacturer)

Name:                             D. J. van Jaarsveld (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Manager - International, Diamond Services Division, AAC

Name:                             K. H. Williams (Alternate Director)
Citizenship:                      South African
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Director-Marketing, Gold and Uranium Division, AAC and
                                  Director, Amgold

Name:                             C. W. P. Yates (Alternate Director)
Citizenship:                      British
Business Address:                 44 Main Street, Johannesburg, 2001,
                                  Republic of South Africa
Principal Occupation:             Alternate Director and Finance Manager, Corporate and
                                  International Finance Department, AAC

VI. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

J. OGILVIE THOMPSON          (Director and Chairman)                SECTION II
N. F. OPPPENHEIMER           (Director and Deputy Chairman)         SECTION II
J. W. CAMPBELL               (Director)                             SECTION V
R M. CRAWFORD                (Director)                             SECTION V
E. P. GUSH                   (Director)                             SECTION II
A. E. OPPENHEIMER            (Director and President)               SECTION V
G. W. H. RELLY               (Director)                             SECTION II
G. M. RALFE                  (Director)                             SECTION V

Name:                             J. A. Barbour (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street
                                  London EC 1N 6RA, England
Principal Occupation:             Director, De Beers Consolidated Mines Limited ("De Beers")
                                  and Director, Centenary

Name:                             G. F. H. Burne (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street
                                  London, England EC 1N 6RA
Principal Occupation:             Member of the Executive Committee, The Central Selling
                                  Organization

Name:                             T. W. H. Capon (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street
                                  London EC 1N 6RA, England
Principal Occupation:             Member of the Executive Committee, The Central Selling
                                  Organization

Name:                             J. C. L. Keswick (Director)
Citizenship:                      British
Business Address:                 41 Tower Hill
                                  London, England EC3N 4HA
Principal Occupation:             Chairman of Hambros Bank Ltd.

Name:                             L. A. Lincoln (Director)
Citizenship:                      South African
Business Address:                 Langensandstrasse 27
                                  CH 6000 Lucerne 14
                                  Switzerland
Principal Occupation:             Director, De Beers and Centenary

Name:                             B. Marole (Director)
Citizenship:                      Motswana
Business Address:                 Private Bag 0018, Gaborone,
                                  Botswana
Principal Occupation:             Permanent Secretary, Ministry of Mineral Resources and Water
                                  Affairs, Botswana

Name:                             O. K. Matambo (Director)
Citizenship:                      Motswana
Business Address:                 Private Bag 008, Gaborone,
                                  Botswana
Principal Occupation:             Permanent Secretary, Ministry of Finance and Development
                                  Planning, Botswana

Name:                             J. P. Pudnev (Director)
Citizenship:                      British
Business Address:                 17 Charterhouse Street, London, England EC1N 6RA
Principal Occupation:             Member of Executive Committee, The Central Selling
                                  Organization

VII. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex A, to which sections reference is hereby made:

J. OGILVIE THOMPSON        (Director and Chairman)           SECTION II
N. F. OPPENHEIMER          (Director and Deputy Chairman)    SECTION II
J. A. BARBOUR              (Director)                        SECTION VI
G. F. H. BURNE             (Director)                        SECTION VI
J. W. CAMPBELL             (Director)                        SECTION V
T. W. H. CAPON             (Director)                        SECTION VI
R M. CRAWFORD              (Director)                        SECTION V
E. P. GUSH                 (Director)                        SECTION II
J. C. L. KESWICK           (Director)                        SECTION VI
L. A. LINCOLN              (Director)                        SECTION VI
B. MAROLE                  (Director)                        SECTION VI
O. K. MATAMBO              (Director)                        SECTION VI
A. E. OPPENHEIMER          (Director)                        SECTION V
J. P. PUDNEY               (Director)                        SECTION VI
G. M. RALFE                (Director)                        SECTION V
G. W. H. RELLY             (Director)                        SECTION II

EXHIBIT LIST

Exhibit I Stock Purchase Agreement dated September 23, 1996 between Minorco (U.S.A.) Inc. and Minorco S.A.

Exhibit J                Agreement dated September 20, 1996 between Minorco and
                         Taurus International S.A.

Exhibit K                Agreement Re Joint Filing of Schedule 13D